VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this "Agreement") is made and entered into as of August 24, 2025, by and among Calabrio, Inc., a Delaware corporation ("Parent"), Verint Systems Inc., a Delaware corporation (the "Company"), and the stockholder of the Company listed on Schedule A hereto (the "Stockholder").

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Viking Merger Sub, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent ("Merger Sub"), and the Company, are entering into an Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time, the "Merger Agreement") that, among other things and subject to the terms and conditions set forth therein, provides for the merger of Merger Sub with and into the Company (the "Merger"), with the Company being the surviving corporation in the Merger as a wholly owned Subsidiary of Parent;

WHEREAS, as of the date hereof, the Stockholder is the record and/or "beneficial owner" (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act")), which meaning will apply for all purposes of this Agreement; provided, that all options, warrants, restricted stock units and other convertible securities are included even if not exercisable within sixty (60) days of the date hereof) of the number of shares of Company Common Stock (the "Common Stock") and/or Company Preferred Stock (the "Preferred Stock", and together with the Common Stock, the "Company Stock") as set forth next to such Stockholder's name on Schedule A hereto, with such shares being all of the shares of Company Stock owned of record or beneficially by such Stockholder as of the date hereof (with respect to such Stockholder, the "Owned Shares", and the Owned Shares (i) together with any additional shares of Company Stock that such Stockholder may acquire record and/or beneficial ownership of after the date hereof (including, for the avoidance of doubt, any shares of Company Stock acquired as a result of the vesting, settlement or exercise of any Company Equity Awards), but (ii) excluding any (x) Owned Shares or (y) additional shares of Company Stock that such Stockholder may acquire record and/or beneficial ownership of after the date hereof, in each of the foregoing clauses (x) and (y), that are Transferred following the time that the Stockholder Approval has been obtained, such Stockholder's "Covered Shares");

WHEREAS, the Company Board, has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into the Merger Agreement, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, and (iii) resolved to recommend that the stockholders of the Company adopt the Merger Agreement and directed that such matter be submitted for consideration of the stockholders of the Company at the Stockholder Meeting; and

WHEREAS, as a condition and material inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement, the Stockholder has agreed to enter into this Agreement with respect to such Stockholder's Covered Shares.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.   Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms shall have the meanings assigned to them in this Section 1.

"Expiration Time" shall mean the earliest to occur of (a) the time that the Stockholder Approval has been obtained, (b) Effective Time, or (c) such date and time as the Merger Agreement shall be validly terminated pursuant to Article 8 thereof; provided, that in the event of a termination of this Agreement pursuant to the foregoing clause (a), Section 3 shall survive such termination through the earliest to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement is terminated in accordance with its terms without the Merger having occurred, and (c) such date and time as this Agreement is validly terminated pursuant to Section 10.18.

"Permitted Lien" means (a) any Lien arising under this Agreement, (b) any applicable restrictions on transfer under the Securities Act of 1933 and/or set forth in the Company's Organizational Documents and/or set forth in the Investment Agreement between the Company and any Stockholder party thereto dated December 4, 2019 and (c) with respect to Company RSUs, Company PSUs or Company Phantom Shares, any Lien created by the terms of any applicable Company Stock Plans or award agreement thereunder.

"Transfer" shall mean (a) any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, dividend, disposition, loan or other transfer (whether voluntary or involuntary and including by merger, by testamentary disposition, by gift, by operation of Applicable Law or otherwise), or entry into any option or other Contract, swap, arrangement, agreement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, dividend, disposition, loan or other transfer (whether voluntary or involuntary and including by merger, by testamentary disposition, by gift, by operation of Applicable Law or otherwise), of any Covered Shares or any interest (including legal or beneficial) in any Covered Shares (in each case other than this Agreement), (b) the deposit of any Covered Shares into a voting trust, the entry into a voting agreement, arrangement, understanding or commitment (other than this Agreement) with respect to such Covered Shares or the grant of any proxy or power of attorney with respect to such Covered Shares, (c) the creation of any Lien, or the entry into any Contract, swap, arrangement, agreement or understanding creating any Lien, with respect to any Covered Shares (other than Permitted Liens), (d) the entry into any derivative or hedging arrangement with respect to any Covered Shares or any interest therein or (e) any Contract or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (a), (b), (c) or (d) above; provided, that Liens on Covered Shares in favor of a bank or broker-dealer, in each case holding custody of Covered Shares in the ordinary course of business, shall not be considered a Transfer hereunder, provided that any transfer as a result of the exercise of remedies under such liens shall be deemed to be a Transfer.

2.   Agreement to Not Transfer the Covered Shares. Until the Expiration Time, the Stockholder agrees not to and to cause each of its controlled Affiliates not to Transfer or cause or permit the Transfer of any of such Stockholder's Covered Shares (except as provided in this Section 2), other than with the prior written consent of Parent; provided, however, that any Stockholder may, with respect to Covered Shares that are shares of Common Stock, Transfer any such Covered Shares (i) by will or by operation of law or other Transfers for estate planning purposes, (ii) underlying such Stockholder's Company Phantom Shares, Company RSUs and/or Company PSUs for the net settlement of such Company Phantom Shares, Company RSUs and/or Company PSUs in order to satisfy any tax withholding obligation, (iii) to any stockholder, member or partner of any Stockholder which is an entity and under common control with such Stockholder, and (iv) to any Affiliate of Stockholder that is controlled by, or under common control with, such Stockholder, in each case, only if such transferee of such Covered Shares (other than the Company) evidences in writing such transferee's agreement to be bound by and subject to the terms and provisions hereof to the same effect as such transferring Stockholder. Any Transfer or attempted Transfer of any Covered Shares in violation of this Section 2 shall be null and void and of no effect whatsoever. If any involuntary transfer of any of such Stockholder's Covered Shares shall occur (including a sale by Stockholder's trustee in any bankruptcy, or a sale to a purchaser at any creditor's or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Covered Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the valid termination of this Agreement. At all times commencing with the execution and delivery of this Agreement and continuing until the Expiration Time, in furtherance of this Agreement, (x) the Stockholder hereby authorizes the Company or its counsel to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Covered Shares (and that this Agreement places limits on the voting and transfer of such Covered Shares), subject to the provisions hereof, and (y) the Company will not register or otherwise recognize the transfer (book-entry or otherwise) of any Covered Shared or any certificate or uncertificated interest representing any such Stockholder's Covered Shared, except as permitted by, and in accordance with, this Section 2.

3.   Agreement to Vote the Covered Shares.

3.1   Until the Expiration Time, at every meeting of the Company's stockholders at which any of the following matters are to be voted on (and at every adjournment or postponement thereof), the Stockholder (whether voting as a single class, separately or otherwise) shall vote (including via proxy or written consent) all of such Stockholder's Covered Shares (or cause the holder(s) of record on any applicable record date to vote (including via proxy or written consent) all of such Stockholder's Covered Shares) (the following clauses (a) through (c), the "Covered Proposals"):

(a)   in favor of the approval and adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement;

(b)   in favor of the approval of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes present for there to be a quorum or for the approval and adoption of the Merger Agreement on the date on which such meeting is held; and

(c)   against (i) any action, proposal, transaction or agreement that, to the Stockholder's knowledge, would reasonably be expected to result in any condition set forth in Article VII of the Merger Agreement not being satisfied prior to the termination of the Merger Agreement and (ii) any Acquisition Proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere or materially and adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

3.2   Until the Expiration Time, at every meeting of the Company's stockholders (and at every adjournment or postponement thereof), the Stockholder shall appear at such meeting or otherwise cause each Covered Share to be counted for the purposes of a quorum and shall be represented in person or by proxy at such meeting (or cause the holder(s) of record on any applicable record date to be represented in person or by such proxy at such meeting) in order for the Covered Shares to be counted as present for purposes of establishing a quorum.

3.3   Notwithstanding anything to the contrary in this Agreement, if at any time following the date hereof and prior to the Expiration Time a Governmental Authority enters an order restraining, enjoining or otherwise prohibiting the Stockholder from taking any action pursuant to Section 3.1 or Section 3.2, then the obligations of the Stockholder set forth in Section 3.1 or Section 3.2 shall be of no force and effect for so long as such order is in effect solely to the extent such order restrains, enjoins or otherwise prohibits such Stockholder from taking any such action.

3.4   For the avoidance of doubt, other than with respect to the Covered Proposals, the Stockholder does not have any obligation to vote the Covered Shares in any particular manner and, with respect to such other matters (other than the Covered Proposals), the Stockholder shall be entitled to vote the Covered Shares in its sole discretion.

4.   Waiver of Appraisal Rights and Certain Other Actions. The Stockholder hereby irrevocably waives and agrees not to exercise any and all appraisal rights under Section 262 of the DGCL with respect to all of such Stockholder's Covered Shares owned (beneficially or of record) by such Stockholder. In addition, the Stockholder hereby agrees not to commence or participate in (x) any class action with respect to Parent, Merger Sub, the Company or any of their respective Subsidiaries or successors, or (y) any legal action, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective Subsidiaries or successors, in each case: (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the Closing or the Merger) or (b) to the fullest extent permitted under Applicable Law, alleging a breach of any duty of the Company Board, Parent or Merger Sub in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby; provided, however, that the foregoing shall not restrict Stockholder from enforcing any of its rights under this Agreement.

5.   New Shares. The Stockholder agrees that any shares of Company Stock that such Stockholder purchases or with respect to which such Stockholder otherwise acquires record or beneficial ownership (including (a) any shares of Company Stock that such Stockholder acquires pursuant to the vesting, exercise or settlement of any Company Equity Awards or (b) pursuant to a stock split, reverse stock split, stock dividend or distribution or any change in Company Stock by reason of any recapitalization, reorganization, combination, reclassification, exchange of shares or similar transaction) after the date hereof and prior to the earlier to occur of (i) the Effective Time and (ii) the Expiration Time, shall automatically become, and shall be deemed to be, Covered Shares and will thereafter be subject to the terms and conditions of this Agreement to the same extent as if they comprised Covered Shares on the date hereof.

6.   Fiduciary Duties. The Stockholder is entering into this Agreement solely in its capacity as the record holder or beneficial owner of such Stockholder's Covered Shares. Without limiting the terms of the Merger Agreement in any respect, nothing in this Agreement shall in any way attempt to limit or affect any actions taken by any of the Stockholder's or its Affiliates' designee(s) or beneficial owner(s) serving on the Company Board (solely to the extent in any such director's capacity as such) or, solely to the extent in his or her capacity as a director, officer or employee of the Company or any of its Affiliates, from complying with his or her fiduciary obligations solely to the extent acting in such designee's or beneficial owner's capacity as a director, officer or employee of the Company. Without limiting the terms of the Merger Agreement in any respect, no action taken (or omitted to be taken) solely to the extent in any such capacity as a director, officer or employee of the Company or any of its Affiliates shall be deemed to constitute a breach of this Agreement.

7.   Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent that:

7.1   Due Authority. The Stockholder has the full power and capacity to make, enter into and carry out the terms of this Agreement. If an entity, the Stockholder is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation, as applicable. The execution and delivery of this Agreement, the performance of the Stockholder's obligations hereunder, and the consummation of the transactions contemplated hereby have been validly authorized, and, assuming the accuracy of the representations and warranties set forth in Section 8.2(b), no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by the Stockholder and constitutes a valid and binding obligation of the Stockholder enforceable against it in accordance with its terms, except as enforcement may be limited by the Bankruptcy and Equity Exceptions.

7.2   Ownership of the Covered Shares. (a) The Stockholder is as of the date hereof, and with respect to any of such Stockholder's Covered Shares acquired after the date hereof, will be as of the date of such acquisition, the beneficial or record owner of such Stockholder's Covered Shares, all of which are free and clear of any Liens, other than Permitted Liens, and (b) subject only to community property laws, if applicable, the Stockholder has sole voting power over all of such Stockholder's Covered Shares and no person (other than the Stockholder and any person under common control with the Stockholder) has a right to acquire any of the Covered Shares held by the Stockholder. As of the date hereof, the Stockholder has not entered into any agreement to Transfer any Covered Shares. As of the date hereof, the Stockholder does not own, beneficially or of record, any shares of Company Stock or other voting shares of the Company (or any securities convertible, exercisable or exchangeable for, or rights to purchase or acquire, any shares of Company Stock or other voting shares of the Company) other than the Owned Shares set forth on Schedule A.

> 7.3   No Conflict; Consents.

> (a)   The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations under this Agreement does not and will not: (i) violate any Applicable Laws applicable to the Stockholder or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on any of the Covered Shares owned, beneficially or of record, by such Stockholder pursuant to any Contract or obligation to which the Stockholder is a party or by which the Stockholder is subject or (iii) if an entity, violate the certificate of incorporation, bylaws, operating agreement, limited partnership agreement or any equivalent organizational or governing documents of such Stockholder, in each case of clauses (ii) through (iii), except for such violations, breaches or defaults as would not delay or impair in any respect the ability of the Stockholder to perform its obligations under this Agreement.

> (b)   No consent, approval, order or authorization of, or registration, declaration or, any competition, antitrust and investment laws or regulations of any jurisdiction or by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Authority or any other Person, is required by or with respect to the Stockholder in connection with the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

> 7.4   Absence of Litigation. As of the date hereof, there is no legal action pending against, or, to the knowledge of the Stockholder, threatened against or affecting the Stockholder that would reasonably be expected to prevent, materially delay or materially impair the ability of the Stockholder to perform its obligations under this Agreement.

8.   Representations and Warranties of Parent. Parent hereby represents and warrants to the Stockholder that:

> 8.1   Due Authority. Parent has the full corporate power and capacity to make, enter into and carry out the terms of this Agreement. Parent is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of organization or formation. The execution and delivery of this Agreement, the performance of Parent's obligations hereunder, and the consummation of the transactions contemplated hereby has been validly authorized, and assuming the accuracy of the representations and warranties set forth in Section 7.3(b), no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Parent and constitutes a valid and binding obligation of Parent enforceable against it in accordance with its terms, except as enforcement may be limited by the Bankruptcy and Equity Exceptions.

8.2   No Conflict; Consents.

(a)   The execution and delivery of this Agreement by Parent does not, and the performance by Parent of its obligations under this Agreement does not and will not: (i) violate any Applicable Laws applicable to Parent, or (ii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Contract or obligation to which Parent is a party or by which Parent is subject, or (iii) violate the certificate of incorporation, bylaws, operating agreement, limited partnership agreement or any equivalent organizational or governing documents of Parent, in the case of each of clauses (ii) through (iii), except for such violations, breaches or defaults as would not prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement.

(b)   No consent, approval, order or authorization of, or registration, declaration or, except as required under the HSR Act, any competition, antitrust and investment laws or regulations of any jurisdiction or by the rules and regulations promulgated under the Exchange Act, filing with, any Governmental Authority or any other Person, is required by or with respect to Parent in connection with the execution and delivery of this Agreement or the consummation by Parent of the transactions contemplated hereby.

8.3   Absence of Litigation. As of the date hereof, there is no legal action pending against, or, to the knowledge of Parent, threatened against or affecting Parent that would reasonably be expected to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement.

9.   No Solicitation. Subject in all cases to Section 6, the Stockholder agrees that it will not take any action that the Company, its Subsidiaries or their respective Representatives are prohibited from taking pursuant to Section 6.02(b)(i) of the Merger Agreement.

10.   Miscellaneous.

10.1   No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or any other Person any direct, indirect or beneficial ownership or incidence of ownership of or with respect to the Covered Shares. Without limiting this Agreement in any manner, rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholder, and neither Parent nor any other Person shall have any authority to direct the Stockholder in the voting or disposition of any of the Covered Shares, except as expressly provided herein.

10.2   Certain Adjustments. In the event of a stock split, stock dividend or distribution, or any change in the Company Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms "Company Stock" and "Covered Shares" shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

10.3   Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

10.4   Expenses. Except as otherwise provided, all costs and expenses incurred in connection with this Agreement shall be paid by the party hereto incurring such cost or expense.

10.5   Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by email (provided no transmission error occurs) or sent by a nationally recognized overnight courier service, such as Federal Express, to the parties at the following addresses (or at such other address for a Party as shall be specified by like notice made pursuant to this Section 10.5):

(i)   if to the Stockholder, to the address set forth on its signature page hereto.

(ii)   if to Parent, to:

Calabrio, Inc.
241 North 5th Avenue, Suite 1000
Minneapolis, MN 55041

Attention: Joshua Geller
Email: Joshua.geller@calabrio.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
333 West Wolf Point Plaza
Chicago, Illinois 60654

Attention: Corey D. Fox, P.C.
Bradley C. Reed, P.C.
Peter Stach, P.C.
Andrew Struckmeyer

Email: cfox@kirkland.com
breed@kirkland.com
peter.stach@kirkland.com
andrew.struckmeyer@kirkland.com

(iii)   if to Company, to:

Verint Systems Inc.
225 Broadhollow Road
Melville, NY 11747

Attention: Senior Vice President, General Counsel &
                    Corporate Secretary

Email: Jonathan.Kohl@verint.com

with a copy (which shall not constitute notice) to:

Jones Day
250 Vesey Street
New York, New York 10281-1047

Attention: Randi Lesnick
                    Braden K. McCurrach
                    William T. Sinchuk

Email: rclesnick@jonesday.com
                    bmccurrach@jonesday.com
                    wsinchuk@jonesday.com

10.6   Enforcement; Exclusive Jurisdiction.

(a)   The rights and remedies of the parties hereto shall be cumulative with and not exclusive of any other remedy conferred hereby. The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity. Parent hereby agrees that specific performance or injunctive relief pursuant to this Section 10.6 shall be its sole and exclusive remedy with respect to breaches or threatened breaches by the Stockholder in connection with this Agreement, and neither Parent nor any of its Affiliates may pursue or accept any other form of relief (including monetary damages or reimbursement, whether in law or equity) that may be available for breach of this Agreement.

(b)   The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated by this Agreement shall be brought in the Delaware Court of Chancery, New Castle County, or if (and only if) that court does not have subject matter jurisdiction over a particular matter, then in the United States District Court for the District of Delaware, or if (and only if) such court lacks subject matter jurisdiction over a particular matter, then in the Superior Court of Delaware, New Castle County, or if (and only if) such court lacks subject matter jurisdiction, a Delaware State Court of competent jurisdiction sitting in New Castle County (the "Delaware Courts"). Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the Delaware Courts in respect of any legal or equitable Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement, or relating to enforcement of any of the terms of this Agreement, and hereby waives, and agrees not to assert, as a defense in any such Proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by such courts. Each party hereto agrees that notice or the service of process in any Proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement shall be properly served or delivered if delivered in the manner contemplated by Section 10.5 or in any other manner permitted by Applicable Law. Each of Parent, the Company and the Stockholder agrees that a final judgment in any Proceeding in the Delaware Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

10.7   Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING BETWEEN OR AMONG THE PARTIES HERETO ARISING OUT OF OR RELATED TO THE NEGOTIATION OF THIS AGREEMENT, THE PERFORMANCE OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.7.

10.8   Documentation and Information.

(a)   The Stockholder consents to and authorizes the publication and disclosure by Parent and the Company of the Stockholder's identity and holding of the Covered Shares, and the terms of this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement), and any other information that Parent or the Company reasonably determines is required to be disclosed by Applicable Law, in the Proxy Statement and any other disclosure document required by Applicable Law in connection with the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. The Stockholder acknowledges that Parent, Merger Sub and the Company, in Parent's or the Company's sole discretion, as applicable, may file this Agreement or a form hereof with the U.S. Securities and Exchange Commission (the "SEC") or any other Governmental Authority. The Stockholder agrees to promptly give Parent and the Company any information they may reasonably request for the preparation of any such disclosure documents.

(b)   If applicable and to the extent required under Applicable Law, the Stockholder shall promptly and in accordance with Applicable Law amend their Schedule 13D or Schedule 13G filed with the SEC to disclose this Agreement.

10.9   Further Assurances. The Stockholder agrees, from time to time, at the reasonable request of Parent and without further consideration, to execute and deliver such additional documents and take all such further action as may be reasonable required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

10.10   Entire Agreement. This Agreement, including the Exhibits and Schedules annexed hereto, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. For the avoidance of doubt, nothing in this Agreement shall be deemed to amend, alter or modify, in any respect, any of the provisions of the Merger Agreement.

10.11   Reliance. The Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement.

10.12   Interpretation. The words "hereof", "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions used herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation", whether or not they are in fact followed by those words or words of like import. "Writing", "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. The words "or", "nor" and words of like import shall not be exclusive. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended from time to time. References to any Person include the successors and permitted assigns of that Person. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. References to "ordinary course" or "ordinary course of business" refers to the ordinary course of business of the Company and its Subsidiaries that is consistent with past practice, including with respect to time, frequency and magnitude. Whenever this Agreement refers to a number of days, such number shall refer to calendar days, unless Business Days are specified. The parties agree that they have been represented by counsel during the negotiation, drafting, preparation and execution of this Agreement and, therefore, in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.

10.13   Assignment. Other than as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of Applicable Law or otherwise) without the prior written consent of the other parties, and any such assignment without such consent shall be null and void; provided, that the foregoing shall not limit the obligations under this Agreement of any transferee of the Covered Shares permitted by Section 2 (any such transferee shall be bound by this Agreement as set forth herein). This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

10.14 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants or restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as either the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party hereto. Upon such a determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto agree to negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner, in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent permitted by Applicable Law.

10.15 Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

10.16 Governing Law. This Agreement and all disputes, claims, causes of action or controversies based on, arising out of or relating to this Agreement (including the negotiations thereof) or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such State of any other jurisdiction.

10.17 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement.

10.18 Termination. This Agreement shall automatically terminate without further action by any of the parties hereto and shall have no further force or effect as of the earliest to occur of (a) the Expiration Time, (b) an Adverse Recommendation Change in respect of an Intervening Event in accordance with Section 6.03 of the Merger Agreement, or (c) with respect to any Stockholder, the election of such Stockholder in its sole discretion to terminate this Agreement following any amendment of any term or provision of the original unamended Merger

Agreement dated as of the date hereof which reduces the amount or changes the form or type of Merger Consideration, or imposes any conditions, requirements or restrictions on, a Stockholder's right to receive the consideration payable to such Stockholder pursuant to Section 2.03 of the Merger Agreement or imposes a material delay on the timing of receipt of such consideration; provided that the provisions of this Section 10 (except for Section 10.8(b)) shall survive any such termination. Notwithstanding the foregoing, termination of this Agreement shall not prevent any party hereto from seeking any remedies (at law or in equity) against any other party for that party's breach of any of the terms of this Agreement prior to the date of termination; provided, however, that in no event shall any Stockholder have any liability for any monetary damages resulting from a breach of this Agreement.

10.19   Other Agreements. The Stockholder further agrees that, from and after the date hereof until the earlier to occur of the Effective Time and the Expiration Time, such Stockholder will not, and will not permit any entity under such Stockholder's control to, (a) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Rule 14A under the Exchange Act) in opposition to any Covered Proposal, (b) initiate a stockholders' vote with respect to an Acquisition Proposal, or (c) become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company with respect to an Acquisition Proposal.

10.20   Termination of Registration Rights Agreement. In connection with the transactions contemplated by the Merger Agreement, including the Merger, the Stockholder acknowledges and agrees to, and hereby provides any consents or approvals necessary or desirable in order to effectuate, the termination of the (a) Registration Rights Agreement, dated as of May 7, 2020, by and between the Company and the other party thereto, (b) Investment Agreement, dated as of December 4, 2019, by and between the Company and the other party thereto, and (c) Certificates of Designation, Preferences and Rights of each of (x) the Series A Convertible Perpetual Preferred Stock of the Company and (y) the Series B Convertible Perpetual Preferred Stock of the Company, as amended (including, for the avoidance of doubt, in each case of the forgoing clauses (a), (b) and (c), any provisions thereof that purport to survive termination), effective immediately prior to or at, and contingent upon the occurrence of, the Effective Time (as mutually determined by the Company and Parent), without any liability or ongoing obligations of the Company or any of its Subsidiaries thereunder.

10.21   No Agreement Until Executed. Irrespective of negotiations among the parties hereto or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Company Board has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company's Amended and Restated Certificate of Incorporation, dated April 19, 2002, as amended, and bylaws of the Company, the transactions contemplated by the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

[*Signature page follows*]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

CALABRIO, INC.

Signed by:
Joshua Geller
1AF508E5E54E401...

By: ______________________________
Name: Joshua Geller
Title: Secretary and Chief Legal Officer

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

VALOR BUYER LP

By: Valor Buyer GP LLC
Its: General Partner

By:__
DocuSigned by:
F50FF94DE7C34AC...
____
Name: Jason Wright
Title: President

601 Lexington Avenue, 58th Floor
New York, NY 10022
Attention: Jason Wright
Email: jason.wright@apax.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention: Leo Greenberg, P.C.
Abhishek Kolay, P.C.
Adarsh Varghese
Email: lgreenberg@kirkland.com
abhishek.kolay@kirkland.com
adarsh.varghese@kirkland.com

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

VERINT SYSTEMS INC.

Signed by:

By:________________________________

36353B1A6E18421...

Name: Dan Bodner

Title: Chief Executive Officer and Chairman of the Board of Directors

Schedule A

Stockholder	Common Stock	Preferred Stock	Company RSUs / Company PSUs
Valor Buyer LP	--	200,000 Series A Convertible Perpetual Preferred Stock 200,000 Series B Convertible Perpetual Preferred Stock	--